UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appointment of Peter W.H. Tan as Chief Executive Officer and Entering Into
$3,000,000 Convertible Note Investments

On February 21, 2012, SearchMedia Holdings Limited issued a press release related to the appointment of Peter W.H. Tan as its Chief Executive Officer.

Effective February 17, 2012, the Company entered into a Convertible Promissory
Note with each of Frost Gamma Investments Trust, an entity affiliated with Dr.
Phillip Frost, our largest shareholder, TGC Financial Partners Limited, an entity affiliated with Mr. Tan, our current CEO and a member of the Board, CS
Capital USA, LLC, and China Seed Ventures LP (collectively, the “Notes”).  The aggregate amount of the Notes entered into by the Company is $3,000.000.  Each of the Notes has a one year term and borrowings bear interest at a rate of 10%
per annum.  In addition, the Note is convertible into our common shares at $1.25 per share.  The Notes are guaranteed by two of the Company’s subsidiaries,
SearchMedia International Limited (“SMIL”) and Ad-Icon Company Limited
(“Ad-Icon”), and the stock of SMIL and Ad-Icon has been pledged by their respective sole shareholders to the Note holders as collateral pursuant to the terms of an Intercreditor Agreement among the parties.

The Press Release regarding the appointment of Mr. Tan as Chief Executive
Officer and entering into the Convertible Notes dated February 21, 2012 is attached hereto as Exhibit 99.1.

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: February 21, 2012	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Dated February 21, 2012